SHEA DEVELOPMENT CORP.	334 - 470 GRANVILLE STREET VANCOUVER, B.C. V6C 1V6 Telephone /Fax: (604) 688-2615 Email: boga@shawbiz.ca

December 30, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention:

Ms. Goldie B. Walker

Dear Ms. Walker:

Re:

Shea Development Corp.

Registration Statement on From SB-2

Filed November 30, 2005

File No. 333-130011

Form RW

We withdraw our previous request for acceleration of the effective date of our registration statement on Form SB-2, as amended, as requested in our letter to you dated December 16, 2005.

We will request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Tuesday, January 3, 2005 at 3:00pm (Eastern time), or as soon as practicable thereafter. The letter is filed separately on Edgar as “corresp”.

Sincerely,

Shea Development Corporation

______________________________

I. J. Boga, CA

President